United States securities and exchange commission logo





                              April 29, 2020

       Ross Orr
       Chief Executive Officer
       BacTech Environmental Corporation
       37 King Street, Suite 409
       East Toronto
       Ontario, Canada M5C 1E9

                                                        Re: BacTech
Environmental Corporation
                                                            Offering Statement
on Form 1-A
                                                            Filed April 2, 2020
                                                            File No. 024-11187

       Dear Mr. Orr:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed April 2, 2020

       General

   1. We note that there are a number of inconsistencies in your filing, including with respect to the offering size, type
and price of your offering. For example, we note:
                                                          disclosure throughout
your offering circular indicates that you are pursuing a Tier 2 offering, but you
indicate in Part I of the Form 1-A and on page 24 of your offering circular that you
are pursuing a Tier 1 offering;
                                                          your disclosure that
you are offering a maximum of 100,000,000 shares at a price
                                                             range between
$0.01 and $0.03 suggests maximum offering proceeds of $3 million, but your offering
circular cover page, use of proceeds and description of securities offered on page 44
suggest you will have maximum offering proceeds of $1 million;
                                                             and
                                                          your offering
circular cover page indicates that there is an offering minimum of
 Ross Orr
FirstName LastNameRoss Orr
BacTech Environmental Corporation
Comapany NameBacTech Environmental Corporation
April 29, 2020
Page 29,
April 2 2020 Page 2
FirstName LastName
             1,000,000 shares and a maximum offering of 100,000,000 shares, but also states that there is no minimum offering.
         Please revise to clarify these inconsistencies. To the extent that you are pursuing a Tier 2 offering, please include on your offering circular cover page the legend required by paragraph (a)(5) of Part II of Form 1-A.
Summary, page 3

2. We note your disclosure that the Company has built three bioleach plants to date. Please disclose whether you have any plants that are currently in operation. Because directors and officers currently and for the foreseeable future will continue to control
BacTech Environmental Corporation, page 12

3. We note your disclosure that the directors, officers and affiliates of BacTech
         Environmental Corporation beneficially own a majority of the Company's outstanding common stock voting rights. Please revise this disclosure to quantify the voting power held by your directors, officers and affiliates.

Use of Proceeds, page 14

4. Please revise your offering circular to state whether or not the proceeds will be used to compensate or otherwise make payments to officers or directors of the issuer or any of its subsidiaries. Refer to Instruction 2 to Item 6 of Part II of Form 1-A. Distribution
No Escrow, page 16

5. We note your disclosure that you will offer your common stock primarily through an online platform. Please revise your disclosure and subscription agreement to identify the website for the online platform prospective investors may use to subscribe to the offering.

Signatures, page 50

6. Please revise your signature page to include the signature of an officer signing the offering statement on behalf of the issuer. Refer to the Signatures section of Form 1-A.
Finacial Statements , page F-1

7.       Please update your financial statements to comply with paragraphs
(b)(3)(A) and (b)(4), or
         (c)(1) in Part F/S of Form 1-A, as applicable.
Independent Auditor's Report, page F-4

8. In the course of updating your Offering Statement, if you intend to present audited financial statements, your auditor would need to adhere to U.S. Generally Accepted
 Ross Orr
BacTech Environmental Corporation
April 29, 2020
Page 3
       Auditing Standards or Auditing Standards of the PCAOB. The audit report would need to reflect these auditing standards and express an opinion on whether the financial statements comply with IFRS as issued by the IASB.

       If this is not possible and you proceed with a Tier 1 Offering, the financial statements should be presented as unaudited, without an opinion, and the unaudited financial statement box in the summary tabulation in the forepart of the document should be checked. However, if you proceed with a Tier 2 Offering, audited financial statements are required as well as an audit report conforming to the requirements outlined above.

       Please refer to paragraphs (a)(2) and (c)(3) to Part F/S of Form 1-A if you require further clarification or guidance.
Exhibits

9. Please file your license for REBgold's bioleaching technology and copies of the outstanding debentures and notes payable referred to in Notes 6, 9 and 10 of your financial statements as exhibits to your Form 1-A or explain why they are not required to be filed. In addition, please also file a Form F-X to appoint a process agent. Refer to Item
       17(6) and Item 17(14) of Part III of Form 1-A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Karina Dorin, Attorney-Adviser, at (202) 551-3763 with any other questions.



                                                             Sincerely,
FirstName LastNameRoss Orr
Comapany NameBacTech Environmental Corporation               Division of
Corporation Finance
                                                             Office of Energy &
Transportation
April 29, 2020 Page 3
FirstName LastName Coldicutt
cc:       Andrew